Exhibit 10.2
CONFIDENTIAL
October 13, 2009
Board of Directors
Rubio’s Restaurants, Inc.
1902 Wright Place, Suite 300
Carlsbad, CA 92008
TO THE MEMBERS OF THE BOARD OF DIRECTORS OF RUBIO’S RESTAURANTS, INC.:
Dear Board Member:
     We are writing to you to outline a proposal by which we would acquire 100% of the outstanding capital stock of Rubio’s Restaurants, Inc. (“Rubio’s”) for cash consideration of $8.00 per share. The transaction would be consummated by a group consisting of Alex Meruelo and his affiliates (the “Meruelo Parties”) and Levine Leichtman Capital Partners IV, L.P. (“LLCP”). We propose to implement this acquisition by a cash merger in which a wholly-owned subsidiary of a newly formed corporation (“Newco”) would merge with and into Rubio’s, with Rubio’s as the surviving corporation wholly-owned by Newco. Following the consummation of the merger, Rubio’s will continue as the surviving corporation and as a wholly-owned subsidiary of Newco.
     As you may know, the Meruelo Parties currently own approximately 11.7% of Rubio’s common stock and represents the company’s largest non-institutional shareholder. LLCP, as described in more detail below, is a Los Angeles based private equity firm which manages approximately $5.0 billion of investment capital.
     We are confident that our proposal is in the best interests of the shareholders of Rubio’s as our offer represents:
•	a premium of $1.88 per share or 30.7% over the closing price of Rubio’s common stock on October 12, 2009; and

•	a premium of $2.14 per share or 36.5% over the weighted average of the closing prices of Rubio’s common stock for the six-month period ending October 12, 2009; and

•	a premium of $3.73 per share or 87.4% over the weighted average of the closing prices of Rubio’s common stock for the twelve-month period ending October 12, 2009;
     Our proposal represents an opportunity for Rubios’s shareholders to realize extraordinary value for their shares. We believe this offer is superior to any other alternative available to Rubio’s and its shareholders.

Following are the key elements of our proposal:
•	Compelling Valuation: We are valuing Rubio’s at a substantial premium to the current market price and recent historical price levels. In addition, the valuation is particularly compelling given Rubio’s financial performance and other key operating benchmarks relative to its peer group.

•	All Cash Offer: We will acquire all of Rubio’s outstanding common shares for cash.

•	No Financing Condition: There is no third-party financing required because LLCP and the Meruelo Parties together are providing all the financing necessary to close this transaction. There are no consents required internally for either LLCP or the Meruelo Parties to fund the transaction. Attached as Exhibit A is a financing proposal executed by LLCP and the Meruelo Parties that provides for all of the financing required to consummate the transaction. The capital invested by LLCP and the Meruelo Parties, together with available cash at Rubio’s, will be sufficient to close the transaction.

•	Ready to Proceed: The Meruelo Parties and LLCP have extensive experience in the restaurant industry. Based on the due diligence work we and our advisors have already performed and the resources we have committed, we are in a position to proceed with the proposed merger on an expedited basis. Only limited confirmatory due diligence remains to be completed and we will commit resources to complete this diligence work quickly. Attached as Exhibit B is a proposed form of merger agreement which we would like to discuss with you and/or a special committee of the Board of Directors at your earliest convenience.

•	Attractive Long-Term Solution: Under the proposed transaction, Rubio’s can focus on long-term value creation rather than the short-term (quarterly) focus and eliminate the regulatory costs and expenses associated with being a publicly held company. We have a high regard for Rubio’s management team and believe that the management and employees of Rubio’s are important to the achievement of future success. We plan to continue to invest in the people at Rubio’s and anticipate that there will be attractive career opportunities for employees of Rubio’s. Additionally, customers of Rubio’s will benefit as new capital will be infused to support the expansion of restaurant locations and product offerings.
     The transaction will require us to make certain binding commitments, defer other projects, incur substantial additional expenses and deploy significant resources. Before we will make such a commitment, we ask that you enter into a forty-five (45) day exclusivity agreement in the form attached as Exhibit C hereto, during which time we will complete our remaining due diligence and finalize definitive documentation for this transaction.
     Alex Meruelo is the principal shareholder, Chairman and CEO of the Meruelo Group, a minority owned and operated holding company with vested interests in food services, construction and engineering, real estate and private equity. In 1986, Alex established La Pizza Loca, a quick service restaurant catering to the Hispanic community, expanding it to more than

50 franchised and company owned stores. Real estate development soon followed and the Meruelo Group now has a diversified portfolio of commercial/retail residential and industrial properties. In 1999, Alex purchased the first of four construction companies and the Meruelo Group now has a presence throughout Southern California. Alex is a founding shareholder and director of Commercial Bank of California, and sits on the board of William Lyon Homes and ExaDigm, Inc.
     Levine Leichtman Capital Partners is a Los Angeles, California-based investment firm that manages approximately $5.0 billion of institutional investment capital through private equity partnerships and leveraged loan funds. LLCP is currently making new investments through Levine Leichtman Capital Partners IV, L.P. Investments in the restaurant industry made by Levine Leichtman Capital Partners include Quizno’s Corporation, Cici’s Pizza, Beef O’Brady’s and Wetzel’s Pretzels. LLCP has a strong track record of completing transactions.
     We believe our proposal represents a compelling opportunity to create significant value and is in the best interests of all of your shareholders. Our offer is compelling and warrants prompt and thorough consideration by the Board of Directors of Rubio’s. Accordingly, please sign and return to us the exclusivity agreement attached as Exhibit C hereto by 12.00 p.m. (Pacific Daylight Time) on October 20, 2009. We look forward to meeting with you as soon as practicable to discuss moving forward toward the closing of a transaction. This matter has the highest priority for us and we are committed to work with Rubio’s in every way possible to bring this transaction to fruition.
We look forward to discussing this with you.
Very truly yours,

/s/ Alex Meruelo	/s/ Lauren Leichtman

Alex Meruelo	Lauren Leichtman
Chairman and Chief Executive Officer	Chief Executive Officer
Meruelo Group	Levine Leichtman Capital Partners

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